Exhibit (h)(6)

EXPENSE REDUCTION AGREEMENT

     AGREEMENT made as of this 24th day of April 2006, among Eaton Vance Growth Trust (the “Trust”) on behalf of each of its series, Eaton Vance Asian Small Companies Fund and Eaton Vance Greater China Growth Fund (each a “Fund”), Eaton Vance Management (“Eaton Vance”) and Lloyd George Investment Management (Bermuda) Limited (“Lloyd George”).

     WHEREAS, the Trust on behalf of each Fund has entered into a Management Agreement (“Management Agreement”) with Eaton Vance, which Management Agreement provides that Eaton Vance shall be entitled to receive an asset-based fee payable at a certain rate; and

     WHEREAS, Lloyd George has entered into Investment Advisory Agreements (“Advisory Agreements”) with the corresponding master funds into which the Funds invest their assets, which Advisory Agreements provide that Lloyd George shall be entitled to receive an asset-based fee payable at a certain rate; and

     WHEREAS, Eaton Vance and Lloyd George have offered to reduce total expenses of each Fund and the Trustees of the Trust have accepted such expense reductions, such expense reductions being effective as of March 27, 2006; and

     WHEREAS, Eaton Vance, Lloyd George and the Trust wish to memorialize said expense reductions in writing;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust, Eaton Vance and Lloyd George hereby jointly and severally agree as follows:

1.	For so long as the Management Agreement and Advisory Agreements shall remain in effect, notwithstanding any provisions of the Management Agreement or Advisory Agreements to the contrary, Eaton Vance and Lloyd George will reduce the Fund’s total expenses by an amount equal to 0.05% annually, to be accrued and payable to the Fund monthly and such accrued amount to be divided equally between Eaton Vance and Lloyd George.

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and/or Eaton Vance and Lloyd George, as applicable; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of Eaton Vance, Lloyd George and/or the Trust, as applicable (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the expense reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the Interests in the Fund present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding Interests in the Fund. The terms “Holders” and “Interests” when used herein shall have the respective meanings specified in the Declaration of Trust of the Trust.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE GROWTH TRUST (on behalf of its series named herein)

By: /s/ Thomas E. Faust Jr. Thomas E. Faust Jr. President

EATON VANCE MANAGEMENT

By: /s/ Maureen A. Gemma Maureen A. Gemma Vice President

LLOYD GEORGE INVESTMENT MANAGEMENT (BERMUDA) LIMITED

By: /s/ William W.R. Kerr William W. R. Kerr Director